April 3, 2015

Michelle C. Roberts
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 23 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Fund of Funds Trust (the “Trust”)

File Nos. 333-119867 and 811-21624

Dear Ms. Roberts:

On March 20, 2015, you provided telephonic comments regarding the above-referenced post-effective amendment, which adds a new series to the Trust, the AZL MVP DFA Multi-Strategy Fund. This letter responds to those comments. Each comment is summarized below, followed by our response. The changes proposed to be made will be incorporated into an amended registration statement pursuant to Rule 485(b), to be filed prior to April 21, 2015, on which date the registration statement for this new fund automatically becomes effective.

If we have misstated any of your comments, or if you have any additional comments or questions, please let me know.

Comment 1:  Under Principal Investment Strategies of the Fund, on page 4, you requested that we make clear that the Manager is not bound to the allocation ranges stated in the section; you noted that disclosure to this point is provided under More About the Fund, on page 7, but should also be provided in the Summary section.

Response:  The requested change will be made.

Comment 2:  Also under Principal Investment Strategies of the Fund, on page 4, you requested that we make clear that the MVP process is employed when normal market conditions, as defined by the Manager, do not exist.

Response:  The requested change will be made.

Comment 3:  Also referencing disclosure under Principal Investment Strategies of the Fund, on page 4, you requested that we confirm that the MVP process can achieve equity exposure that is as low, or lower, than 10%, in light of the asset allocations stated in the prospectus. Further, even if the MVP process can achieve such low equity exposure, is the use of “generally” (as in “equity exposure generally will not be lower than 10%”) appropriate, or is the 10% a floor that can only be violated in cases of extreme market volatility?

Response:  We confirm that the Fund can achieve the low equity exposures described in the prospectus in light of the asset allocations stated in the prospectus. The Fund is permitted to allocate up to 20% of its assets to the MVP process, which uses futures to remove the equity exposure, while the Fund maintains long equity allocation among the underlying mutual funds.  With respect to the statement that “equity exposure generally will not be lower than 10%”, we believe that “generally” is appropriate and that “floor” would not accurately describe the effect of the MVP process. This disclosure reflects that the MVP process is not generally expected to reduce equity exposure below 10% in most market conditions; however, during periods of extreme market volatility, it is possible for equity exposures to be much lower than 10%.

Comment 4:  Also referencing disclosure under Principal Investment Strategies of the Fund, on page 4, you asked whether the MVP process may also be used to manage the Fund’s fixed-income exposure, and requested that, if so, disclosure of that fact be included.

Response:  The Fund’s MVP process is not intended to manage the Fund’s fixed-income exposure.

Comment 5:  In the discussion of Principal Risks, on page 4, you noted that the discussion of the fund of funds risk should include disclosure regarding the impact of the costs of the fund of funds structure on performance.

Response:  The requested change will be made.

Comment 6:  Under Management, on page 5, you requested that we provide dates of tenure, month and year, for all of the portfolio managers.

Response:  The requested change will be made.

Comment 7:  Under More About the Fund, on page 7, you asked that we qualify the statement that the Fund may make portfolio investments and engage in investment techniques that differ from the strategies discussed in this prospectus, for example by referencing the investments described in the SAI.

Response:  The requested change will be made.

Comment 8:  Also under More About the Fund, on page 7, you noted that there is disclosure that the Fund is permitted to invest in affiliated and unaffiliated unregistered investment pools. You asked whether this includes private equity funds (funds exempted under 3(c)(1) and 3(c)(7)), and, if so, you requested that we disclose any limits with respect to private equity investments. You also asked whether such funds would be advised by registered investment advisers, whether they would include hedge funds, for an explanation of custody arrangements for such funds, and for information whether fees for such vehicles would be reflected in the fee tables.

Response:  Although the Fund has no established limit on its ability to invest in such unregistered investment pools, it is not expected that the Fund will invest in such vehicles. In light of this, and following further consideration, we will delete the disclosure regarding such unregistered investment pools from the prospectus. Our SAI will continue to disclose that such investments are permitted (see SAI p. 5), although as noted we do not expect the fund to make such investments. With respect to your other questions, we cannot provide specific information about investments not expected to be held by the Fund, although the Fund of course would comply with all applicable requirements with respect to such investments, including, if appropriate, providing additional disclosure in the prospectus and/or SAI.

Comment 9:  Also under More About the Fund, on page 7, you noted that the Fund is permitted to invest directly in equity, debt and derivative securities, and you asked that we confirm that such investments are described in the Summary section. You also asked that we consider disclosing any limits on such other investments.

Response:  We confirm that the expected investments of the Fund are disclosed in the prospectus, in the Summary section or in the More About the Funds section. The Fund is permitted, although not currently expected, to invest directly in other securities, without specified limit.

Comment 10:  Under More About the Funds Investment Risks, on page 12, and elsewhere in the prospectus, on the back cover, and in the SAI, you asked that we review the disclosure to clarify the multiple references to “Funds”.

Response:  As we discussed, the Trust utilizes a unitary prospectus and SAI, which includes all of the funds of the Trust. It is our intention to incorporate the new prospectus and SAI disclosure for the new AZL MVP DFA Multi-Strategy Fund into the Trust’s unitary prospectus and SAI for printing and distribution at April 27, 2015. We will ensure that all such references are correct in the final printed prospectus and SAI.

Comment 11:  You asked that we address on the back cover how shareholders may make inquiries.

Response:  The requested change will be made.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer
763/765-7453
Erik.Nelson@allianzlife.com